Exhibit 11

AAMES FINANCIAL CORPORATION
Basic and diluted net income (loss) per common share
For the three and nine months ended March 31, 2003 and 2002
(amounts in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2003	2002	2003	2002
Basic net income (loss) per common share:
Net income	$ 6,691	$ 2,197	$ 18,685	$ 4,360
Less: Accrued dividends on Series B, C and
D Convertible Preferred Stock	(3,772)	(4,476)	(9,628)	(13,181)

Basic net income (loss) to common stockholders	$ 2,919	$ (2,279)	$ 9,057	$(8,821)

Basic weighted average number of common shares outstanding	6,595	6,451	6,530	6,372

Basic net income (loss) per common share	$ 0.44	$ (0.35)	$ 1.39	$ (1.38)

Diluted net income (loss) per common share:
Basic net income (loss) to common stockholders	$ 2,919	$ (2,279)	$ 9,057	$(8,821)
Plus: Accrued dividends on Series B, C and D Convertible
Preferred Stock	3,772	--	9,628	--

Diluted net income (loss) to common stockholders	$ 6,691	$ (2,279)	$ 18,685	$(8,821)

Basic weighted average number of common shares outstanding	6,595	6,451	6,530	6,372

Plus: Incremental shares from assumed conversion of the Series
B, C and D Convertible Preferred Stock	85,538	--	85,547	--

Exercise of warrants	1,911	--	266	--

Exercise of common stock options	4,295	--	590	--

Diluted weighted average number of common shares outstanding	98,339	6,451	92,933	6,372

Diluted net income (loss) per common share	$ 0.07	$ (0.35)	$ 0.20	$ (1.38)